Item 2

ICICI Limited

Performance Review - Half Year ended September 30, 2000

The Board of Directors of ICICI at its meeting held in Mumbai today, approved the audited accounts of ICICI (NYSE: IC) for the half year ended September 30, 2000 (H1-2001). The Board also considered the consolidated unaudited US GAAP financial statements of ICICI for H1-2001.

Results - Indian GAAP

In a period marked by environmental constraints on account of the depressed equity capital markets, increase in interest rates and volatile foreign exchange markets, ICICI maintained its profit after tax in H1-2001 at Rs. 541 crore as against Rs. 540 crore in the half year ended September 30, 1999 (H1-2000). During H1-2001, the profit before net capital gains/(loss) and other income was Rs. 599 crore compared to Rs. 493 crore in H1-2000, resulting in a growth of 21%.

The profit after tax for H1-2001 was impacted by the following items:

(a) adverse impact of Rs. 135 crore - Against a net capital gain of Rs. 95 crore in H1-2000 there was a loss of Rs. 40 crore in H1-2001;

(b) a higher provisioning requirement of about Rs. 30 crore - Consequent to the revision of the Reserve Bank of India provisioning guidelines whereby sub-standard assets are to be classified as doubtful assets after 18 months of an asset being classified as NPA instead of 24 months; and

(c) additional interest expense of about Rs. 34 crore - As ICICI redeemed a significant portion of its preference shares consequent to the increase in the distribution tax rate.

If we exclude the impact of higher provisioning requirement and additional interest expense due to redemption of preference shares, the profit after tax for H1-2001 would have been Rs. 600 crore, an increase of 11% over H1-2000.

Total assets were Rs. 68,419 crore at September 30, 2000, an increase of 10% compared to September 30, 1999. Net loans and debentures were Rs. 52,072 crore at September 30, 2000, an increase of 18% compared to September 30, 1999. Shareholders equity was Rs. 8,559 crore at September 30, 2000, an increase of 11% compared to September 30, 1999.

Results - US GAAP

Net income as per US GAAP increased 6% to Rs. 450 crore (US$ 98 million) in H1-2001 compared to Rs. 425 crore (US$ 92 million) in H1-2000. ICICI's holding in ICICI Bank (a consolidating subsidiary) has reduced to 62% in H1-2001 from 74% in H1-2000 following the ADS issue by ICICI Bank in March 2000. Hence, consolidated net income of ICICI reflects 62% of ICICI Bank's net income in H1-2001 compared to 74% of ICICI Bank's net income in H1-2000.

Total assets as per US GAAP were Rs. 81,410 crore (US$ 17.67 billion) at September 30, 2000, an increase of 15% compared to September 30, 1999. Stockholders' equity as per US GAAP was Rs. 7,430 crore (US$ 1.61 billion) at September 30, 2000.

Business Operations

During the half-year ended September 30, 2000, ICICI's approvals aggregated Rs. 31,719 crore, as against Rs. 24,130 crore for the corresponding period in the previous year, thereby registering a 31.5% growth. During the same period, ICICI's disbursements aggregated Rs. 16,745 crore, as against Rs. 11,040 crore for the corresponding period in the previous year, registering a growth of 51.7%.

ICICI has been able to record healthy business growth while improving the risk profile of its asset portfolio, by continued focus on top quality corporate finance and structured infrastructure finance. Assistance to the corporate finance sector accounted for 55% of approvals and 73% of disbursements, while assistance to the infrastructure and oil and gas sectors accounted for 29% of approvals and 8% of disbursals. The traditional manufacturing sector accounted for just 11% of total approvals and 11% of total disbursements. Finally, personal financial service loans, which recorded rapid growth during the period under review, accounted for about 5% of approvals (1% in the corresponding period in the previous year) and 8% of disbursals (1% in the corresponding period in the previous year).

ICICI's continued focus on doing business with highly rated corporates was reflected in disbursals to companies rated `A' and above increasing from 82% of total disbursals to 89%. Similarly, approvals to companies rated `A' and above increased from 89% to 92%.

Retail Initiatives

ICICI Group has steadily increased its retail business presence, and today offers customers with a comprehensive range of retail products, designed to meet a variety of diverse needs. At present, ICICI Group offers automobile finance loans in 32 cities, home loans in 17 cities, consumer durable loans in 25 cities, personal loans in 21 cities, dealer funding in 19 cities and credit cards in 11 cities. ICICI has emerged as the clear leader in the automobile finance segment and enjoys preferred financier status with almost all major car manufacturers. ICICI Group has emerged as a key player in the housing finance market. ICICI Bank has also rapidly expanded its base of credit card holders, and has issued over 75,000 cards.

ICICI further strengthened its retail distribution network during the half year period, and presently has 87 fully operational ICICI Centers, covering 75 cities. ICICI also expanded its call-center network, and at present has 10 state-of-the-art call centers.

In an endeavor to consolidate its position as a one-stop financial services provider, ICICI has recently tied-up with Prudential of the UK for life-insurance products and with Lombard of Canada for non-life insurance products. The two joint ventures are expected to commence operations once all the regulatory formalities are completed.

E-Commerce Initiatives

ICICI's online trading service offered through ICICI Web Trade Limited -a wholly owned subsidiary was able to achieve rapid growth. The web-broking service has achieved over 75,000 registrations and over 30,000 active users. The service presently has average trading volumes of over Rs. 4 crore per day.

Consistent with its efforts to deepen relationships with customers, and become a leading player in the online financial services space, ICICI launched two financial portals. ICICImoneymanager.com - a comprehensive retail finance portal, provides customers with a single point of contact for their entire relationship with the ICICI group. For its corporate clients, ICICI launched ICICImarkets.com - a wholesale finance portal offering customers with real-time news and stock-quotes, online ALM, yield calculators and company specific information.

ICICI's e-commerce investments have commenced generating significant value. Two of these investments - billjunction.com and traveljini.com - were recently valued at Rs. 160 crore. A leading Indian horizontal portal has picked up a stake of 5% in billjunction and 10% in traveljini, valuing these investments at Rs 160 crore. This valuation is more than thrice the amount of ICICI's total e-commerce investments.

Asset Quality

ICICI's net NPA ratio declined from 7.6% at March 31, 2000, to 7.3% at September 30, 2000. The decline in the NPA ratio was a consequence of ICICI's aggressive approach towards tackling the NPA problem, which included focussed recovery efforts on existing NPA cases and increased monitoring of stress cases. The net NPAs outstanding at September 30, 2000, were Rs. 4,136 crore.

Slowdown in NPA growth:

The past years have witnessed a significant slowdown in additions to levels of gross NPAs. This is reflected in the table below:

           ---------------------------------------------------------------------------------------------
           Rs Crore              Mar 31, 1997   Mar 31, 1998  Mar 31, 1999   Mar 31, 2000   Sep 30, 2000
           ---------------------------------------------------------------------------------------------
           Gross NPAs                 2,821         4,212          5,489          6,018          6,331
           ---------------------------------------------------------------------------------------------
           % increase                    48%           49%            30%            10%             5%
           =============================================================================================


Capital Adequacy

ICICI's total capital adequacy ratio was 16.9% at September 30, 2000, of which tier-1 capital accounted for 11.3%.

Summary Profit and Loss Statement (Indian GAAP)

                                                                                             Rs. crore
           --------------------------------------------------------------------------------------------
                                                 Q2 - 2000    Q2 - 2001    H1-2000    H1-2001   FY 2000
           --------------------------------------------------------------------------------------------
           Fund based income                         1,839        2,012      3,711      4,013     7,577
           --------------------------------------------------------------------------------------------
           Less: Interest and depreciation
           charges                                   1,582        1,714      3,116      3,340     6,373
           --------------------------------------------------------------------------------------------
           Net fund based income                       257          298        595        673     1,204
           --------------------------------------------------------------------------------------------
           Add: Fees and commissions                    78          169        139        268       324
           --------------------------------------------------------------------------------------------
           Add: Dividend income                         56           10         83         61       210
           --------------------------------------------------------------------------------------------
           Net income from operations                  391          477        817      1,002     1,738
           --------------------------------------------------------------------------------------------
           Less: Operating expenses                     62           97        134        189       297
           --------------------------------------------------------------------------------------------
           Profit from operations                      329          380        683        813     1,441
           --------------------------------------------------------------------------------------------
           Less: Provisions and write-offs for
                  loans and debentures                 101           99        190        214       462
           --------------------------------------------------------------------------------------------
           Profit before net capital gain/(loss)
              and other income                         228          281        493        599       979
           --------------------------------------------------------------------------------------------
           Add: Net capital gain / (loss)               75          (19)        95        (40)      294
           --------------------------------------------------------------------------------------------
           Add: Other income                             7           15         11         31        55
           --------------------------------------------------------------------------------------------
           Profit before tax                           310          277        599        590     1,328
           --------------------------------------------------------------------------------------------
           Less: Provision for tax                      32           23         59         49       122
           --------------------------------------------------------------------------------------------
           Profit after tax                            278          254        540        541     1,206
           ============================================================================================

Summary Balance Sheet (Indian GAAP)

                                                                                        Rs. crore
           ---------------------------------------------------------------------------------------
                                               Sep 30, 1999  Sep 30, 2000   Growth %  Mar 31, 2000
           ---------------------------------------------------------------------------------------
           Net loans and debentures                  44,106        52,072       18.1        48,299
           ---------------------------------------------------------------------------------------
           Other Investments                          2,951         3,683       24.8         3,075
           ---------------------------------------------------------------------------------------
           Current assets                            10,337         7,081      (31.5)        9,171
           ---------------------------------------------------------------------------------------
           Fixed assets                               4,366         5,251       20.3         4,499
           ---------------------------------------------------------------------------------------
           Miscellaneous expenditure                    333           332       (0.6)          346
           ---------------------------------------------------------------------------------------
           Total assets                              62,093        68,419       10.2        65,390
           ---------------------------------------------------------------------------------------
           Shareholders' equity and reserves          7,739         8,559       10.6         8,023
           ---------------------------------------------------------------------------------------
           Of which: Equity capital                     744           785        5.5           783
           ---------------------------------------------------------------------------------------
           Preference capital                         1,308           350      (73.2)        1,308
           ---------------------------------------------------------------------------------------
           Borrowings                                48,984        54,996       12.3        50,881
           ---------------------------------------------------------------------------------------
           Current liabilities                        4,062         4,514       11.1         5,178
           ---------------------------------------------------------------------------------------
           Total liabilities                         62,093        68,419       10.2        65,390
           ---------------------------------------------------------------------------------------


Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

October 20, 2000

For further investor queries:

Contact: A.P Singh at 91-22-653 6262 or email at singhap@icici.com

END